Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Xenon Pharmaceuticals Inc.

We consent to the use of our audit report dated February 19, 2014, except as to note 18 (b) which is as of October 1, 2014, on the financial statements of Xenon Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2012 and December 31, 2013, the related statements of operations, comprehensive income (loss), changes in redeemable convertible preferred shares and shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2013, and to the reference to our firm under the heading “Experts” in the Form S-1/A filing.

/s/ KPMG LLP Chartered Accountants

October 6, 2014
Vancouver, Canada